Exhibit 23.2

Consent of Independent Certified Public Accountants

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-206287) and related Prospectus of Consolidated Communications Holdings, Inc. for the registration of 6.50% Senior Notes and Guarantees of those Senior Notes of Consolidated Communications, Inc. and to the incorporation by reference therein of our report dated February 27, 2015, with respect to the financial statements of GTE Mobilnet of Texas #17 Limited Partnership and of our report dated February 27, 2015, with respect to the financial statements of Pennsylvania RSA No. 6 (II) Limited Partnership included in the Annual Report (Form 10-K) of Consolidated Communications Holdings, Inc. for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orlando, Florida

September 3, 2015